Radnor Corporate Center
Building One, Suite 200
P.O. Box 6600
100 Matsonford Road
Radnor, PA 19087
610.386.1700

VWR FUNDING, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with three asterisks (***).

November 22, 2011

VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VWR Funding, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 333-124100

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated November 8, 2011, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). Set forth below are the comments of the Staff (in italics) contained in the letter and immediately below each comment is our response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis, page 19

Confidential Treatment
Requested by VWR Funding, Inc.

Liquidity and Capital Resources, page 29

1.	You disclose that the balance of cash held by foreign subsidiaries was $130.4 million. We note that your aggregate balance of cash at that date was $142.1 million. Accordingly, the balance of cash held by foreign subsidiaries is material to the total reported cash balance and we believe investors should be aware that a material portion of your total cash balance is not available to be repatriated to the United States. In future filings, please expand the liquidity section to disclose the balance of cash held by foreign subsidiaries, disclose that you would need to accrue and pay income taxes if that cash were to be repatriated back to the United States and also disclose your intent with respect to repatriating the cash. Please provide us with a copy of proposed disclosures based upon the 2010 information.

The following disclosure is based upon our 2010 information:

“Foreign exchange ceilings imposed by local governments, regulatory requirements applicable to certain of our subsidiaries and the sometimes lengthy approval processes which foreign governments require for international cash transfers may restrict our internal cash movements from time to time. We expect to reinvest a significant portion of our cash and earnings outside of the United States because we anticipate that a significant portion of our opportunities for future growth will be abroad. Thus, we have not provided U.S. federal income, state income or foreign withholding taxes on our non-U.S. subsidiaries’ undistributed earnings that have been indefinitely invested abroad. As of December 31, 2010, $130.4 million of our $142.1 million of cash and cash equivalents is held by our foreign subsidiaries. If these foreign cash and cash equivalents were repatriated to the United States, we may be required to pay income taxes on the amounts repatriated. We do not intend to repatriate our foreign cash and cash equivalents.”

The Company included a disclosure similar to this in its Form 10-Q for the period ended September 30, 2011, and will include it in future filings.

Executive Compensation, page 96

2.	We reissue comment four of our letter dated July 21, 2011. Please provide a more detailed analysis as to why disclosure would cause competitive harm. In particular, clarify whether the business unit targets relate to reportable segments. To the extent that the targets related to segments that are disclosed in the financial statements, given that the actual financial results of those business units are known, it is unclear why those targets would be considered competitively harmful.

In response to the Staff’s comment, set forth below is a more detailed analysis as to why disclosure of certain performance targets used by the Company to determine bonuses for executive officers pursuant to the Company’s Management Incentive Plan would cause competitive harm. As a general matter, disclosure of this information will give our competitors insights into our strategic initiatives, organizational design and merger and acquisition activity at specific business unit levels that we would not otherwise disclose.

Confidential Treatment
Requested by VWR Funding, Inc.

Our Business Environment

We compete in the global laboratory supply industry primarily with Thermo Fisher Scientific Inc., which has a portion of its business dedicated to the distribution of laboratory products and services. Additional competition comes from many smaller regional, local and specialty distributors, as well as with manufacturers of all sizes selling directly to their customers, including Sigma-Aldrich Corporation, Life Technologies and others. The bases upon which we compete include price, service and delivery, breadth of customer and supplier support, e-business capabilities and the ability to meet the special requirements of customers.

Some of our competitors have greater financial and other resources than we do. In addition, most of our products are available from several sources, and some of our customers have relationships with several distributors. Our agreements with customers generally provide that they can terminate the agreement or reduce the scope of products or services provided pursuant to the agreement with little or no notice. Our competitors could also obtain exclusive rights to distribute certain products, thereby foreclosing our ability to distribute these products. Vertically integrated distributors may also have an advantage with respect to the total delivered product cost of certain of their captive products. Additionally, manufacturers could increase their efforts to sell directly to consumers, and effectively bypass distributors like us.

Consolidation in the global laboratory supply industry could result in existing competitors increasing their market share, which could have a material adverse effect on our business, financial condition and results of operations. We compete with major distributors to acquire businesses in geographic markets we currently service, as well as markets we are seeking to enter. Because of the size and resources of certain of our competitors, we may be unable to exploit acquisition and development opportunities as rapidly or as easily as they can. This competition could materially and adversely affect our growth strategy.

Competitive Harm

Insight into our Strategic Initiatives. Historically, the Company has not disclosed Internal EBITDA guidance at the business unit level. If we provide our business unit Internal EBITDA targets, such information could be used by our competitors to gain significant insight into the details of our business strategy, and over time, shifts in our business strategy and focus. In particular, we believe that disclosure of historic adjusted business unit EBITDA targets would enable competitors to estimate our overhead expense allocations. In the competitive environment in which we operate, that disclosure could provide our competitors with insight into our short-term and long-term goals for a particular business unit. For example, a targeted increase in overhead expense allocation could indicate to competitors that the Company is aggressively seeking growth in a particular business unit. Likewise, an increase in our Internal EBITDA targets may signal to our competitors those business units that we have targeted to grow through acquisitions. Armed with this knowledge, competitors could expand their interests in those areas which could result in a failure of our strategy and/or loss of market share.

Confidential Treatment
Requested by VWR Funding, Inc.

Insight into our Organizational Design. Disclosure of business unit Internal EBITDA targets could cause confusion, as the business unit targets do not correspond to our reported business segments. In particular, due to its current size, as well as in consideration of relevant guidance on segment disclosure, we report the results of our Asia Pacific operations within the results of operations for our North American Lab segment. Our focus in the Asia Pacific region is instrumental to our long-term strategic growth. As our customers have expanded their operations in the Asia Pacific region, we have similarly sought to expand our presence in the region. [***]

Comparison of Business Unit Targets. The achievement of our growth and profitability goals is dependent, in part, on our ability to continue to provide high levels of productivity and efficiency, and our business unit performance targets are intended to help us achieve these goals. Our competitors and suppliers could use our Internal EBITDA targets to determine the particular business units on which the Company is focusing its resources from year to year. To the extent that Internal EBITDA targets for one or more business units are consistently more aggressive than Internal EBITDA targets for other business units, competitors could use such information to gain insight into what business units the Company believes may be subject to growth or are potentially more profitable. Competitors could also use this information in their business development activities by suggesting to our customers that the Company is less interested in a particular segment of the business, and therefore a less valuable business partner.

Inference from Aggressive Targets. Our Internal EBITDA targets are generally aggressive and represent goals beyond the normal level of performance. We set these aggressive goals in an effort to motivate our officers to grow the Company and build shareholder value. Disclosure of our aggressive targets may be misleading to our customers and suppliers, who could view a missed target as an indicator of instability. In addition, missing a target may be used by competitors to highlight a “failure” to our current or potential customers and suppliers in order to discourage them from engaging in business with us.

Lack of Corresponding Information About Our Competitors. While some of our competitors are larger than the Company, a greater percentage of our competitors, particularly in the Asia Pacific region, are smaller in size, and do not have public reporting requirements. In many cases, disclosure of business unit level Internal EBITDA targets would provide these competitors with valuable information about the Company and its financial and operational performance, including the ability to estimate gross margins, that the Company could not obtain about such competitors. Disclosure of this information would allow these competitors to adjust their own strategies in order to better compete with the Company, while the Company would not have the benefit of adjusting its strategies based on similar information about these competitors.

Confidential Treatment
Requested by VWR Funding, Inc.

Effect on Officer Retention. We are dependent on the services of our senior executives. We believe that disclosure of our business unit Internal EBITDA targets would facilitate efforts by our competitors to solicit these key employees to leave the Company. Using the previous year as a guideline, and monitoring our financial performance through our public filings, a competitor would be able to solicit our top management for employment by offering compensation determined on the basis of the difficulty and/or likelihood of our meeting these performance targets.

We note for the Staff’s reference that when the Company has excluded information relating to performance targets based on a determination that the disclosure would cause competitive harm, the Company has disclosed how difficult it will be for the executives or how likely it will be for the Company to achieve the undisclosed target levels. We direct your attention to the last sentence of the first bulleted paragraph on page 99 and the second full paragraph on page 100 of our Form 10-K where this is discussed.

Exhibits

3.	We partially reissue comment six of our letter dated July 21, 2011. Please confirm that you will re-file Exhibits 4.1(a), 4.2(b), 4.3(c) and 4.4(c) in their entirety with your next periodic report. In this regard, we note that there is no basis for excluding exhibits, schedules or attachments to agreements that are being filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company will re-file Exhibits 4.1(a), 4.2(b), 4.3(c) and 4.4(c) in their entirety with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the required disclosure in the relevant filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment
Requested by VWR Funding, Inc.

Please contact George Van Kula, Senior Vice President, General Counsel and Secretary (610-386-1540) or me (610-386-1584) if you have any questions.

Sincerely,

/s/ Theresa A. Balog
Theresa A. Balog
Vice President and Corporate Controller

Confidential Treatment
Requested by VWR Funding, Inc.